Exhibit 12
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Twelve Months Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands)	2016	2016	2015	2014	2013	2012	2011
Net Income (Loss)	$(702)	$117,663	$127,794	$102,338	$101,342	$65,470	$85,334
Add:
Income Tax Expense (Benefit)	(2,147)	65,233	71,719	57,911	47,986	39,109	52,000
Interest Expense, Net(1)	16,008	64,168	63,555	68,555	80,793	91,295	93,786
Estimated Interest Portion of Rental Expense(2)	418	1,603	1,711	1,691	842	611	795
Total Earnings before Taxes and Fixed Charges	$13,577	$248,667	$264,779	$230,495	$230,963	$196,485	$231,915
Fixed Charges:
Interest Expense (before deducting capitalized interest)(3)	$16,472	$66,910	$69,179	$88,340	$85,591	$93,077	$95,859
Estimated Interest Portion of Rental Expense	418	1,603	1,711	1,691	842	611	795
Total Fixed Charges	$16,890	$68,513	$70,890	$90,031	$86,433	$93,688	$96,654
Ratio of Earnings to Fixed Charges	—	3.63	3.74	2.56	2.67	2.10	2.40
Dollar Amount of Shortfall	$3,313

(1)	Interest on uncertain tax positions is included in Interest Expense.

(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.

(3)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.